3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

215.981.4009

fordjm@pepperlaw.com

August 5, 2010

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Equinox Funds Trust CIK #0001498272

Ladies and Gentlemen:

On behalf of Equinox Funds Trust (the “Trust”), transmitted herewith for filing is the initial registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement is being filed concurrently with a notice of registration on Form N-8A under the 1940 Act.

The Trust has established one series: MutualHedge Smart Market Neutral Commodity Index Strategy Fund (the “Fund”).  The Fund will offer three classes of shares: Class A shares, Class C shares, and Class I shares.  With respect to both the Class A and Class C, the Fund has adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act and upon commencement will charge a distribution fee of 25 basis points and 100 basis points, respectively.

Please direct questions and comments relating to this filing to the undersigned at 215.981.4009 or in his absence to John P. Falco at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford

cc:

Robert Enck, President and Sole Trustee of Equinox Funds Trust

John P. Falco, Esq.

www.pepperlaw.com